UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDERSECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41415

ACRI CAPITAL ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

13284 Pond Springs Rd, Ste 405

Austin, Texas 78729

512-666-1277

(Address, include zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, Warrant, Unit

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Acri Capital Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Acri Capital Acquisition Corporation

Date: September 26, 2024	By	/s/ “Joy” Yi Hua
		Name:	”Joy” Yi Hua
		Title:	Director